Aurora Capital LLC
Financial Statement
For the Year Ended December 31, 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48069

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aurora Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

354 Widow Gavits Road PO Box 1167
(No. and Street)

Bridgehampton, (City) NY (State) 11932-1167 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Margolis (917) 834-7206
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Ave., Suite 165 (Address) Northridge, (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeff Eliot Margolis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aurora Capital LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jeff Eliot Margolis 4/2/2020

Signature

President

Title

Notary Public

JESSICA BARROS
Notary Public - State of New York
No. 01BA6382670
Qualified in Suffolk County
My Commission Expires Oct. 29, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of New York
County of Suffolk
Subscribed and sworn to (or affirmed) before me on this 2nd day of April 2020,
by
Jeff Eliot Margolis proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public

JESSICA BARROS
Notary Public - State of New York
No. 01BA6382670
Qualified in Suffolk County
My Commission Expires Oct. 29, 2022



ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Members of Aurora Capital LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Aurora Capital LLC (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
April 6, 2020

Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com




Aurora Capital LLC

Statement of Financial Condition

December 31, 2019



Assets


Cash and cash equivalents	$	1,260
Receivable from clearing broker and financial institutions		33,000
Deposit with clearing broker		16,499
Employee advances and due from affiliates		407,343
Prepaid expenses and other assets		7,334
Total assets	$	465,436


Liabilities and Members' Equity


Liabilities

Commissions, accounts payable and accrued expenses	$	38,184
Total liabilities		38,184

Commitments and Contingencies

Members' equity

Members' equity		427,252
Total members' equity		427,252
Total liabilities and members' equity	$	465,436


The accompanying notes are an integral part of these financial statements.


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Aurora Capital LLC (the "Company") was organized in 1998 as a limited liability company under the laws of the State of New York and is a securities broker-dealer registered with the Securities and Exchange Commission, and is a member of the Financial Industry Regulatory Authority ("FINRA"), and is a member of the Securities Investor Protection Corporation ("SIPC") and the Municipal Securities Rulemaking Board ("MSRB"). The Company's managing members are Aurora Capital Corp. and T Morgen Capital LLC. The Company is engaged in the general retail securities brokerage and investment banking business, including but not limited to consulting and advisory services and services as a finder. The Company commenced scaling back its general retail securities brokerage business during 2019 and currently intends to close this line of business sometime in the near future.

Clearing Agreement

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, the firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereto, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the Rules of the Self-Regulatory Organizations of which the clearing broker is a member.

From January 1, 2019 through December 31, 2019, the Company maintained a deposit with its clearing broker ranging from $25,055 to $16,499. The deposit balance at December 31, 2019 was $16,499. As of December 31, 2019, the Company had $3,488 due to its clearing broker.

Revenue Recognition

The Company records commission revenue and related expenses on a trade date basis, as securities transactions occur. Consulting and advisory, placement agency and other fees and revenues are recognized when earned and are no longer subject to negotiation or refund. All investment banking fees are earned in accordance with the terms of each client engagement. Placement agent fees and other success fee investment banking fees represent fees earned upon the closing of financings or non-financing transactions and are recognized when such closings have occurred which is when all conditions precedent to closing have been met, the fee amount is determinable, collection of such fees is highly probable and the Company has met its performance obligations. Other investment banking fees that are not success fee based are consulting fees and due diligence fees and are recognized when the services have been provided and collection is reasonably likely to occur.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes

The Company operates as a limited liability company treated as a partnership for tax purposes. Accordingly, all tax effects of the Company's income or loss are passed through to the members and no provision or liability for Federal Income Taxes is included in these financial statements.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2019, the IRS has not proposed any adjustment to the Company's tax position.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2019, the Company had net capital and net capital requirements of $12,575 and 5,000, respectively. The Company's net capital ratio of aggregate indebtedness ($38,184) to net capital was 3.04 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company had $385,073 of employee advances and $22,270 of receivables from affiliates at December 31, 2019. The advances are non-interest bearing and due upon demand. The majority of the amount of

NOTE 3 -   RELATED PARTY TRANSACTIONS (continued)

employee advances is almost entirely due from a single executive officer, arose in prior years and is considered collectible and is not considered a distribution. Although additional advances were made to this executive officer during 2019, such executive officer repaid $28,725 of advances during the year. Also during the 2019, approximately $10,000 of profits were specially allocated to the capital account of one member on behalf of the single executive officer and approximately $10,000 of advances that were made to that single executive officer were then reclassified as a distribution of capital. This was done in lieu of salary.

In addition, there is $20,000 due from an affiliated entity, affiliated through common indirect ownership, which amount is fully reserved as it is unclear if such affiliated entity will have the resources to remit such amount.

NOTE 4 -   FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES

In the normal course of business, the Company's activities through its clearing broker involves the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable and deposit from these clearing broker could be subject to forfeiture.

The Company's financial instruments, including cash and cash equivalents, deposit held at clearing broker, receivables from employee advances and amounts due from affiliates, placement agent fees, receivables from clearing broker, broker-dealers and other financial institutions, prepaid expenses and other assets, and commissions payable and accrued expenses are carried at amounts which approximate fair value.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2019, or during the year then ended.

NOTE 6 -   SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. FINRA performed an examination of sales practices and financial and operational risks and issued their examination report on February 20, 2020. As is generally the case, there were several findings, two of which FINRA indicated were repeat findings from prior examinations. The Company has not yet submitted its response to the report. The Company has reviewed FINRA's findings and has determined that they would not have a material impact on its financial statements. Based upon the Company's review of other subsequent events, the Company has determined that there were no other events which took place that would have a material impact on its financial statements.

Note 7 -   GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2019, or during the year then ended.

Note 8-   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2019, the Company adopted the new FASB accounting standard ASC 842, Leases, which governs the accounting and reporting of leases by lessees. Lessor accounting and reporting is largely unchanged. ASC 842 generally applies to leases that have a lease term greater than 12 months at lease commencement, or that include an option to purchase the underlying asset the Company is reasonably certain to exercise. ASC 842's principal changes are: 1) recognizing leases on the Statement of Financial Condition by recording a Right-of-use asset and Lease liability; 2) changes in lease expense recognition during the lease term based on its classification as an Operating lease or Finance lease; and 3) expanded disclosures of lease agreements, costs and other matters.

The Company does not have an operating lease for office space or any other material assets which would be subject to ASC 842.